Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: May 27, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On May 27, 2026, the following press release was issued on behalf of General Fusion:

General Fusion Names Joanna Cameron as General Counsel and Corporate Secretary

VANCOUVER, British Columbia – May 27, 2026 – General Fusion Inc. (“General Fusion” or the “Company”), a leader in the global race to commercialize fusion energy, today announced a key leadership appointment as it prepares to go public. Joanna Cameron, LLB, MBA, has joined the General Fusion team as General Counsel and Corporate Secretary, bringing three decades of experience representing a range of public companies as both external and in-house counsel. General Fusion previously announced its plans to go public through a business combination (the transactions contemplated by the business combination, collectively, the “Proposed Business Combination”) with Spring Valley Acquisition Corp. III (NASDAQ: SVAC) (“SVAC”).

“Joanna brings exceptional public market expertise and energy industry experience to General Fusion at a pivotal moment in our history,” said General Fusion CEO Greg Twinney. “We look forward to benefiting from her leadership and strategic perspective as we execute on our commercialization plan.”

Joanna joins General Fusion from Osler, Hoskin & Harcourt LLP, where she was a Partner. Across her career, Joanna has focused primarily on capital markets transactions and business law matters, including equity and debt financings, initial public offerings, and public and private mergers and acquisitions. She has expertise and experience in the resource sector, having previously served as Vice-President, Legal and General Counsel of NexGen Energy Ltd., a mining issuer focused on uranium for nuclear energy and listed on both the TSX and the NYSE, and as Corporate Secretary for IsoEnergy Ltd.

“I joined General Fusion first because the mission to bring clean energy to the world resonates deeply with me,” said Joanna. “Second, it is an incredibly exciting time to use my experience to support General Fusion as it prepares to transition to the first publicly traded pure-play fusion company.”

In addition to transactional work, Joanna has regularly advised public companies regarding general corporate and securities law matters, including continuous disclosure, corporate governance, and stock exchange issues.

Joanna obtained an MBA from the University of Toronto’s Rotman School of Management, a Bachelor of Laws from the University of Saskatchewan, and a Bachelor of Arts in Economics from Queen’s University.

About General Fusion

General Fusion is pursuing a fast and practical approach to commercial fusion energy and is headquartered in Vancouver, Canada. The Company was established in 2002 and is funded by a global syndicate of leading energy venture capital firms, industry leaders, and technology pioneers. Learn more at www.generalfusion.com. General Fusion announced in January 2026 that it plans to go public through the Proposed Business Combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC).

About Spring Valley Acquisition Corp. III

Spring Valley Acquisition Corp. III is a part of a family of investment vehicles formed for the purpose of acquiring or merging with a business focused on the Power infrastructure and Decarbonization sectors. Over the past 5 years, Spring Valley has raised $920 million in four IPOs. Spring Valley I successfully completed its business combination with NuScale Power, a leading U.S. small modular reactor (“SMR”) technology company, and Spring Valley II successfully completed its business combination with Eagle Nuclear Energy Corp., a next-generation nuclear energy company with rights to the largest open pit-constrained measured and indicated uranium deposit in the United States. SVAC maintains a corporate website at https://sv-ac.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize Magnetized Target Fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine 26 (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (the “Business Combination Agreement”) by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of SVAC’s final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the “Final Prospectus”); the risks described in the joint registration statement on Form F-4 filed by General Fusion and SVAC, as amended (the “Registration Statement”), which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

You can contact General Fusion’s Investor Relations team by email at: investors@generalfusion.com.

If you are based in North America, you may also leave a toll-free voicemail at +1 (833) 717-1519. Callers outside North America can reach us at +1 (236) 253-6968.

Media Relations Contact:

media@generalfusion.com
1-866-904-0995

***

On May 27, 2026, General Fusion posted the following communication on its LinkedIn, X, and Facebook accounts:

Welcome to the team!

General Fusion is pleased to welcome Joanna Cameron, LLB, MBA, as General Counsel and Corporate Secretary, a key leadership appointment as the company prepares to go public.

Joanna Cameron brings more than 25 years of experience in corporate and securities law, with a focus on capital markets transactions and business law matters, including equity and debt financings, initial public offerings, and public and private mergers and acquisitions.

“I joined General Fusion first because the mission to bring clean energy to the world resonates deeply with me,” said Joanna. “Second, it is an incredibly exciting time to use my experience to support General Fusion as it prepares to transition to the first publicly traded pure-play fusion company.”

Read more about Joanna: [link to news release]

***

The following is a transcript of a podcast interview from an episode of The SPAC Podcast: Special Purpose Acquisition Company titled “Taking Fusion Energy Public: General Fusion’s SPAC Deal – Greg Twinney”, published on May 27, 2026.:

Speakers:

Greg Twinney — CEO of General Fusion

Michael Blankenship – Host

Michael Blankenship: 0:00

Hello, this is Mike Blankenship with the SPAC Podcast. Today I'm joined by Greg Twinney of General Fusion. Greg, why don't you tell us a little about yourself and about General Fusion?

Greg Twinney: 0:10

Hi, Mike. Thanks for having me here today. It's exciting news going on in and around fusion and specifically General Fusion right now. So, having the opportunity to chat with you is great, really. We're glad to be here. So maybe just a little bit about, you know, who's General Fusion. General Fusion, we are a leader on the path to commercialize fusion. And we take a unique, practical, economic engineering approach to fusion to sort of turn what's been happening in the industry for decades, which is proving out the science of fusion and, you know, ultimately being able to create these fusion conditions inside a machine. But then, you know, we take it from there, moving it through to commercialization, and ultimately looking to put commercial fusion energy on the grid is the goal, and we've been at this for a couple of decades. So done a lot of fusion ourselves, produced a lot of peer-reviewed papers, and are on a fantastic path here as we move into the public markets.

Michael Blankenship: 1:08

Great. Let's talk about that real quick. So, you know, tell me about the deal, that you're, you're working on, that you've announced, with SPAC and, sort of the evolution of that.

Greg Twinney: 1:20

Yeah. So we've been at this for a couple of decades and, you know, step by step we've been sort of de-risking our unique path to commercial fusion and funding that privately with a great set of, you know, private investors that have got us to the stage that we're at now, which is, you know, we have a 50% power plant scale machine right behind me here in our labs that is, you know, designed to hit some critical industry setting, you know, standard milestones over the next couple of years. And so as we thought about moving that project forward and hitting those milestones, we also thought about the best way to fund and invite, you know, the broadest set of investors to the table to participate. And so made the move earlier this year to, um- Announce, combination with Spring Valley, their third SPAC. And, we're pretty excited about the path that we're on because, you know, through that announcement, we are able to, you know, attract the capital that we need to execute with this, execute this new machine that I've been talking about, and that's came in the form of committed PIPE capital that was oversubscribed. So, you know, we're aiming to, you know, consummate that entire relationship, mid-2026 sort of timeframe. So it's coming up on us real quick here. And that, this will make us the first publicly traded pure-play fusion company, in the world.

Michael Blankenship: 2:44

Terrific. And so, you know, you talk about the deal and going through the evolution of that. So why are you choosing to go public through a SPAC as opposed to maybe a direct listing or even a potential an IPO?

Greg Twinney: 2:55

Yeah. We looked at the different ways that we could do this and, you know, we wanted to have a couple things in our hands if we were moving into the public market. First thing being capital. We wanted to have committed capital that, would fund these key milestones with the machine that we've recently commissioned. And so that was first and foremost. And then we wanted to have, a de-risked path when, you know, bringing on partners that can help us get through from public or from private to public. And, you know, the Spring Valley team, once we connected with them, just brings so much experience, energy background, new technologies to market that they've done with sort of NuScale and others. And so, you know, it was a great set of capabilities they brought. Then we got the PIPE capital to, go beside that, and it was, like, pretty clear choice to be able to move into the markets this way.

Michael Blankenship: 3:52

Yeah. And so for, you, like, why is, like, now and, 2026 the right time to go public, for you?

Greg Twinney: 3:59

Yeah. Well, we're gonna be hitting some industry first milestones with this machine that we just commissioned. It's, In fusion, it's all about temperatures and really recreating those conditions of the sun inside of a machine on demand, and that's what people have been working on for many decades in labs and academia, us in our own labs of the last couple of decades. But the difference for sort of how we're doing it and the way that, you know, it's been done in a more traditional means is our end goal right from the beginning has been build commercial scale power plants and deploy them all around the world. We started with this end in mind, and so for the last couple decades, lots of fusion demonstrations and peer-reviewed papers and these kinds of things brought us to where we are now, which is on the cusp of, you know, these- Types of fusion conditions in a machine that can be translated to a commercial power plant. So it's a very, very exciting time for the company and sort of the curve of value creation, over the next couple years is, you know, if we achieve these milestones, could be, could be fantastic. So we thought this is the right time and, you know, the capital markets in the public side when we went out to look for PIPE showed us that there's definitely an appetite, for the public markets to participate in fusion. So, we went ahead.

Michael Blankenship: 5:19

That's terrific. there certainly is a lot of appetite we're seeing out there and, you know, a lot of SPACs searching, so it's great to see. So tell us a little bit about the deal itself and sort of, you know, what's out there kind of structured. Maybe someone hasn't read about it, but, you know, what's out there in the public?

Greg Twinney: 5:35

Yeah. So we're taking the company public. Pro forma equity value around a billion dollars. And, what we did as part of this, as mentioned, was we wanted to ensure we had capital to fund the next couple of years and these major milestones. So we went out to, raise capital and raised just under $108 million, which was over what we were, you know, originally set out to do. But there was a big appetite and a lot of demand, so we wanted to make sure we fully funded. We got a little more than we-- what we even set out to do. and then, you know, as part of this transaction, and you and your audience probably very well know, you know, there is trust capital in the Spring Valley, balance sheet. I think about $230 million of which, you know, you can't count on the SPAC capital, not redeeming and coming into the company. So for us, the commitment of the PIPE was critical. Anything we get from the trust would only allow us to sort of accelerate the, next phases of, the company and really the commercial systems development and the path to a first of a kind in the mid-2030s.

Michael Blankenship: 6:41

Yeah, and you mentioned the various plans. So what does the future look like for General Fusion, you know, once you've got the 100-plus million, you know, there in the, in the balance sheet?

Greg Twinney: 6:52

Yeah. So the 100-plus million dollars of capital, interestingly and coincidentally, allows us to achieve 100-plus million degrees, temperatures inside of the machine that we just built. And that, it, that's the temperature you need in order to, you know, do the fusion that we're doing, fusing deuterium and triti which is, sort of the fuel source for ultimately our power plants in the future. So achieving those high temperatures, with the machine that we've commissioned, and ultimately getting to a place where the machine is producing these fusion conditions that are equivalent to, like, break-even conditions, where you would get more energy out of the sort of plasma that you created that it took to create those plasmas in the first place. So wanna use that capital to achieve those milestones over the next couple years. and then on the other side of that, we need to work on the commercial scale systems that would allow us to repeatedly create those types of conditions. And we use a engineering mechanical approach, so, you know, we need to work on, you know, pistons, seals, valves, rotors, these types of things that would need to last the duration of a power plant, 40-plus years, using our approach. And so we'll work on that sort of after we achieve these big milestones. And then ultimately, the next phase after that is a first of a kind in the mid-2030s, and then deployment, broadly following that.

Michael Blankenship: 8:22

So how is General Fusion different from other fusion companies? I know you've been around for a couple decades, but...

Greg Twinney: 8:29

Yeah. You know, the fusion conditions have been proved out inside, you know, large machines and, in particular, even break-even conditions proved out in Lawrence Livermore National Lab in the last few years down in California, proving that you can, you know, create a machine that can get more energy out than it took to create, that fusion reaction, which was a massive, massive milestone. And so the science part of that has been evolving and improving and really been proven out in a pretty significant way. Our goal is to, you know, create those conditions inside power plants that can last 40-plus years, do it in a way that's practical, that, uses a lot of existing technologies and materials and doesn't really rely on, you know, superconducting magnets or lasers in order to do so because that's how you're gonna scale this. And so how you do fusion really matters, and for us, we use a liquid metal wall as a, um- As, a sort of the secret sauce in our, in our approach to fusion, and allows us to use these existing technologies, take an engineering approach, and build power plants ultimately. So that's sort of the technology how is very different than, pretty much any other approach on the planet. But how you get there is also different for General Fusion. We have taken a very decoupled approach to doing this. So rather than building a large integrated machine that, you know, could cost you billions of dollars to prove out the science, we're taking this sort of decoupled step-by-step, much, more economical approach to proving out the various technologies that will ultimately go into a first-of-a-kind plant. And so, we've been able to advance and, you know, produce fusion conditions and peer-review those results with a you know, order of magnitude less capital than what we're seeing others doing in the industry.

Michael Blankenship: 10:28

So to commercialize it, would that be the, to create its own power plant, or would it be to- Absolutely license the tech to another plant that was- Ah ... like, how do you plan to commercialize it, basically?

Greg Twinney: 10:41

We're really focused on the, what's called the fusion island. So creating the, you know, creating the energy, being able to convert the fusion energy into usable power that can, you know Yeah, can be put down on the grid, and our approach to fusion allows for that. We, if you were to see a, a fusion power plant design using General Fusion's approach, you'd see this fusion island where we're doing the, you know, the fusion and all that's happening. But then the balance of the plant will, look very, very familiar to, anybody that's sort of been around power plants and seen a, you know, natural gas or coal-fired power plant. You know, we're, we're ultimately producing steam that turns a turbine and, connects to the grid. And so, we're not changing the back end. We're really focused on producing clean, economical, reliable base load energy with fusion at the front end.

Michael Blankenship: 11:39

And, how did you get into this? What's your background?

Greg Twinney: 11:42

Yeah. So I've been, I've been an entrepreneur for the last two and a half decades, taking, you know, unique, disruptive technology that's often in a founder's head or has been proven out at some small scale, and partnering up. Taking, you know, all the steps necessary to move from a concept to commercial business, scale up, financing, team, execution, and then, you know, major returns to shareholders. And so having done this in lots of different industries for the last two and a half decades, I sort of brought all that to fusion because when I see the opportunity in fusion to take- This incredible technology, and General Fusion in particular, has a very uniquely commercializable technology and bring it to market. I think it has, you know, two massive, massive, benefits. One, you know, you're gonna leave the world in a significantly better place, and two, the financial opportunity because of fusion, and its attributes is just also incredibly huge. It's a trillion-dollar market opportunity. So, you know, those two things are worth chasing, and spent the last six years setting us up to win and get us to where we are now, ready to achieve some incredible milestones. And now we have the capital to fund those milestones as we step into the public markets as the first fusion pure play.

Michael Blankenship: 13:01

Love that. Making the world a better place, certainly around the energy and use. So that-- it's great stuff. Greg, I don't have anything else, you know, here, but, you know, is there anything you want sort of the audience to know, about the deal maybe or anything else on the company?

Greg Twinney: 13:17

No. I think the, keys are, look, we are, you know, from the beginning, set on a path to commercialize fusion. This is not a science company that's only focused on creating large scale science, machines to prove out fusion. We front-loaded all of the necessary sort of, pieces of the technology into our design so that we can move through the science phase, through the engineering phase, through to commercial with the design that we've started with right from the beginning. And, we're one of only four companies in the world that have, you know, produced peer-reviewed papers on our own fusion. You know, there's many, many dozens of companies out there chasing fusion and working on it. We're the second, you know, longest tenured company, and that's allowed us to do a lot of fusion, produce peer-reviewed papers on our results, and now we're on an incredible path, and the next couple years are gonna be very exciting for us and, for the fusion industry.

Michael Blankenship: 14:19

Terrific. And you're based in Canada, is that correct?

Greg Twinney: 14:22

Yeah. We're based West Coast, Canada. That's where we do most of our work and have done most of our work, but we have employees, all over the world. And, now we are, going public on the NASDAQ, so, continue to look more global and, you know, we've got lots of partners all over the world, and this is just yet another partner we bring to the table.

Speaker: 14:42

Thank you for listening in to this episode of the SPAC Podcast with your host, Michael Blankenship. If you're working on a SPAC or have been through the SPAC process, we would love to hear from you. Head over to thespacpodcast.com, fill out a quick form, and let's start off a conversation. Till then, we'll see you all on the next episode

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.